Free Writing Prospectus Filed Pursuant to Rule 433 Reg. Statement No. 333-151932
Message from John Varley: Barclays Share Issue to raise £4.5bn
Wednesday, 25 June 2008
Dear Colleague
We have made an important announcement to the market today about capital. Knowing that there has been a lot of speculation in the press about the subject, I wanted to write to describe what we’re doing.
We are raising £4.5bn in new capital through a share issue. The share issue does two important things for us: it gives us the resource to seize some significant additional opportunities at a time when some of our competitors are pulling back. And it enables us to take our actual capital ratios well ahead of our target ratios.
I believe it’s right to invest now for further growth in the future, while ensuring we manage our business prudently during the current economic environment. The opportunities to accelerate our diversification strategy are large, and I want Barclays to be in a position to take full advantage of them.
Our resilient performance in 2007 and in 2008 year to date, which sets us apart from many of our competitors, gives us choice: the choice to decide whether to raise additional capital, how we raise that capital and when. We’re strong, and our strength comes from our strategy. As you know, our strategy is to drive higher growth by diversifying into markets and segments that are growing rapidly. It is a strategy that is serving us well.
Benefits
Our method of raising capital also sets us apart. We’re offering our new shares through a “firm placing and an open offer”. The firm placing means we’ve agreed to issue new shares to a specific investor, Sumitomo Mitsui Banking Corporation (SMBC). The open offer means we are offering new shares to all our existing shareholders at a fixed price. But we have structured the open offer such that any shares which are not bought by our existing shareholders will be taken up by Qatar Investment Authority, Challenger (which I describe below), China Development Bank, Temasek, and certain other investors. Challenger is a company representing the beneficial interests of the Chairman of Qatar Holding, and his family. The benefit of this open offer structure (compared, for example, with a typical rights issue) is that it’s quick, we have secured as shareholders a number of investors who are natural long-term holders of our stock, and we’re giving our existing shareholders the opportunity to participate.
There’s an additional benefit to what we are doing. The share issue has allowed us to establish new and significant relationships with SMBC and Qatar Investment Authority and to strengthen our existing relationships with China Development Bank and Temasek, who are already major shareholders.
Confidence
I know many of you are also shareholders, or are members of our employee share schemes, so you have a direct interest in what we are doing. You will receive information in the next few days explaining how the open offer affects you as a share scheme member or shareholder and, if you are eligible, how you can access the open offer. I urge you to read these documents carefully. In the meantime, we’ve issued an advisory note for our share scheme members, which accompanies this letter and can be found on our intranets. You will also be able to access the open offer documentation on our transaction website. I can’t guide you on the actions you should take and you should seek independent financial advice if you are in any doubt. As a shareholder myself, I intend to take up my full entitlement to the new shares, as do the other members of the Board.
Relevant to your decision may be the subject of dividends. Here we have announced our intention to pay a cash interim dividend of 11.5p per share on both new shares and existing shares, later in the year.
How will this affect our share price? I think the market may well continue, in the coming months, to be fixated on the short term — and that will continue to create volatility in the share prices of banks. But I am confident that, over time, the market will recognise the value of our strategy and our consistent delivery of it. As I’ve said to you before, our shares are lower today than they were seven years ago: but over that time our profits have doubled. I expect that anomaly to correct itself in time, provided we keep delivering.
Achievements
Even though the environment has been tough, we’ve achieved a lot so far this year, thanks to your efforts, and we will continue to move at pace. We’ve opened 600 branches and distribution points; we are integrating the Goldfish credit card business we bought earlier this year; we’re preparing to complete our acquisition of

Expobank in Russia; we’ll be opening for business in Pakistan soon; and we’re achieving a substantially higher share of mortgages in the United Kingdom, while maintaining our controlled approach to risk management.
Income in many of our businesses at Barclays Capital (such as fixed income rates, commodities and currencies) is well ahead of the same period last year. We’ve been hiring teams selectively, including in emerging markets and healthcare, to complement BarCap’s existing financing and risk-management capability. In BGI, we’ve launched new iShares products, and we are continuing the build out of Barclays Wealth.
Our new capital will be put to work quickly and effectively. In GRCB, we want to deepen our presence in existing markets and accelerate growth in new markets such as Russia and Pakistan. In IBIM, we intend to develop our commodities, equities and iShares asset classes, and expand our risk management and financing businesses particularly in the US and Asia.
You make a huge contribution to our long-term success, and I thank you for it. You help to make Barclays strong by staying focused on serving our customers and clients, when times are good and when times are tough. Knowing that you will always be there for our customers as we attack new opportunities only adds to my confidence about our future.
Thank you.
John
John Varley
Group Chief Executive
This document and the dissemination of the information contained in it shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell, issue or subscribe for, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the open offer to persons not resident in the United States or the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
Notice to U.S. persons:
Barclays PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest and if you are a US holder of Barclays PLC ordinary shares or Barclays PLC ADSs, you should read the prospectus in that registration statement and other documents Barclays PLC has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays PLC or its information agent will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527.

Notice to non-U.S. persons:
This document should be read in conjunction with the prospectus relating to the new ordinary shares, a copy of which will be filed with the FSA and will be made available to the public as required by section 3.2 of the Prospectus Rules. The prospectus will be available, free of charge, at Barclays PLC registered office and on its website www.barclays.com . In the event that there is any inconsistency between the terms of this notice and the terms of the prospectus, the terms of the prospectus shall prevail.